Form G-FIN


08030814


MAR 17 2008
Credit & Market Risk

11-00139

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
802459

# Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [X] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [X] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice
   B. [X] Amendment

4. A. Full name of the financial institution:

   Country Club Bank

   B. Address of principal office of financial institution:

   9400 Mission Road, Prairie Village, KS 66206

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   N/A

   PROCESSED
   APR 01 2008
   THOMSON FINANCIAL

   D. Mailing address if different from (B) or (C):

   N/A

   E. Name, title and telephone number of contact person with respect to this notice:

| Name | Title | Telephone |
| --- | --- | --- |
| Steven Wallace Panknin | Exec. Vice President | (816) 751-1416 |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

   See Attached

FORM G-FIN

## COUNTRY CLUB BANK

### Response to Item 5

The principal office of Country Club Bank's Investment Division is located in Prairie Village, Kansas within the main bank at 9400 Mission Road, Prairie Village, KS 66206. At this location the following Government securities dealer activities are conducted: Management and administration, operations, and sales and trading of Government securities.

Country Club Bank Investment Division operates eleven remote sales offices (listed below). Government securities dealer activities conducted within these offices is limited to solicitation of security sales. Such sales transactions are ultimately confirmed in the Investment Division's Prairie Village office. No trading of securities is conducted at any of these dealer locations.

Oklahoma Offices

5215 E. 71st St., Suite 1700
Tulsa, OK 74136

755 W. Covell Road, Suite 120
Edmond, OK 73003

Missouri Offices

414 Nichols Road
Kansas City, MO 64112

103 W. 12th St.
Kansas City, MO 64105

4343 Belleview
Kansas City, MO 64111

29 S. 9th St., Suite 207
Columbia, MO 65201

Kansas Offices

11181 Overbrook Road
Leawood, KS 66211

2001 Shawnee Mission Parkway
Mission Woods, KS 66205

21911 W. 66th Street
Shawnee, KS 66226

11006 Parallel Parkway
Kansas City, MO 66109

13451 Briar St.
Leawood, KS 66209

FR G-FIN
OMB No. 7100–0224
Approval expires March 31, 2007

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last | First | Middle | Title |
|---|---|---|---|
| Panknin | Steven | Wallace | Exec. Vice President |
| Raplinger | Charles | Howard | Exec. Vice President |
| Adams | Mark | Christopher | Senior Vice President |
| Wilhite | Shannon | Nicole | Assist. Vice President |
| Russell | Lawrence | Everett | Senior Vice President |

**Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

**Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:



| First | Middle | Last | Title |
|---|---|---|---|
| Steven | Wallace | Panknin | Exec. Vice President |

Steve Panknin
Manual Signature

3/10/08
Date

# FORM MSD-4 / G-Fin-4
# Uniform Application for
# Municipal Securities Principal or Municipal Securities Representative
# Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Panknin (Last) Steven (First) Wallace (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME Country Club Bank, n.a.
   B. REGISTRATION NUMBER 862459
   C. MAIN ADDRESS 9400 Mission Road, Prairie Village, KS 66206

3. OFFICE OF EMPLOYMENT OF APPLICANT same

4. DATE OF EMPLOYMENT WITH MSD 08 (Month) 01 (Day) 85 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☒ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative ☐ Government Securities Representative ☐
   Municipal Securities Principal ☒ Government Securities Supervisor ☒

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

| | | Capacity: Supervisory | Non-Supervisory |
|---|---|---|---|
| A. | Underwriting, trading or sales of municipal securities: | ☒ | ☐ |
| B. | Financial advisory or consultant services for issuers in connection with the issuance of municipal securities: | ☒ | ☐ |
| C. | Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above: | ☒ | ☐ |
| D. | Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above: | ☒ | ☐ |
| E. | Processing and clearing activities with respect to municipal securities: | ☒ | N/A |
| F. | Maintenance of records involving activities described in items 7.A through 7.E above: | ☒ | N/A |
| G. | Training of municipal securities principals or municipal securities representatives: | ☒ | N/A |

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

| EMPLOYER | NAME AND POSITION OF PERSON CONTACTED |
|---|---|
| | |
| | |

8/1/07 — Date

Kevin Easterday — Print Name of Municipal Securities Principal

[signature] — Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

# PERSONAL HISTORY OF APPLICANT

9. Panknin Steven Wallace
Name: Last First Middle

10. 488-56-2112
Social Security Number (optional)

11. 4221 W. 114th St.
Resident Street Address

12. Leawood, KS 66211
City State Zip

13. 05/12/51
Date of Birth (Month/Day/Year)

14. Kansas City, KS
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: None

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

| Name of Employer and Complete Address | Type of Business | From mm/yy | To mm/yy | Position Held | Reason For Leaving | Full Time or Part Time |
|---|---|---|---|---|---|---|
| Country Club Bank | Invest. | 08/85 | Present | EVP | | Full |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

| Address (Street, City, State, ZIP, Country) | From mm/yy | To mm/yy |
|---|---|---|
| 4221 W. 114th St., Leawood, KS 66211 | 08/06 | Present |
| 9839 Sagamore, Leawood, KS 66206 | 05/89 | 08/06 |
| | | |
| | | |

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☒ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination Series 52 Approximate Date (mm/yy) 11/78

Type of Examination Series 53 Approximate Date (mm/yy) 02/90

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☒

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ____________ Basis for Exemption or Waiver Approximate Date (mm/yy) ____________

Type of Examination ____________ Basis for Exemption or Waiver Approximate Date (mm/yy) ____________

19. Are you currently bonded? Yes ☒ No ☐

**IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:**

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☒

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☒

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☒

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☒

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☒

Date 8/1/07 Signature of Applicant [signature]

**Acknowledgement for**

**FORM MSD-4 ☒**

**FORM G-FIN-4 ☒**

26. Applicant Name Steven Wallace Panknin

27. Bank Municipal Securities Dealer Name Country Club Bank

**Receipt Stamp**

28. Bank Municipal Securities Dealer Address 9400 Mission Road, Prairie Village, KS 66206

29. Attention: Brian Walker

**WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.**

Mail the form to the Regulator indicated in item 5

The Office of the Comptroller of the Currency
Treasury and Market Risk, (MS 7-1)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Special Activities Section
Mail Stop 406
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429

# FORM G-FIN-4

## Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

| OMB APPROVAL |
|---|
| OMB #1535-0089 |



1. Applicant Name RAPLINGER (Last) CHUCK (First) HOWARD (Middle (If none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

   A. Name COUNTRY CLUB BANK

   B. Registration Number 8 6 2 4 5 9

   C. Main Address 9400 MISSION ROAD, PRAIRIE VILLAGE, KS 66208

3. Office of Employment of Applicant SAME

4. Date of Employment of Applicant 08/06/85

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System ☐
   - Comptroller of the Currency ☑
   - Federal Deposit Insurance Corporation ☐
   - Director Office of Thrift Supervision ☐
   - Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

| | Capacity: Supervisory | Capacity: Non-Supervisory |
|---|---|---|
| A. Underwriting, trading or sales of government securities: | ☑ | ☐ |
| B. Financial advisory or consultant services for issuers in connection with the issuance of government securities: | ☑ | ☐ |
| C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above: | ☑ | ☐ |
| D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above: | ☑ | ☐ |
| E. Processing and clearance activities with respect to government securities: | ☑ | N/A |
| F. Maintenance of records involving activities described in (A) through (E) above: | ☑ | N/A |

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

| Employer | Name and Position of Person Contacted |
|---|---|
| COUNTRY CLUB BANK | VETA S. DUPUY, SENIOR VICE PRESIDENT |
| | |

Date: 3/6/08

Print Name of Supervisor of Applicant: STEVE PANKNIN

Signature of Supervisor of Applicant: [signature]

## PERSONAL HISTORY OF APPLICANT

8. RAPLINGER (Last Name) CHUCK (First) HOWARD (Middle)

9. 493-56-8296 (Social Security Number (Completion is not mandatory))

10. 3031 S 63RD ST (Resident Street Address)

11. KANSAS CITY (City) KS (State) 66106 (ZIP Code)

12. 02/06/52 (Date of Birth)

13. CHICAGO, IL (Place of Birth)

14. Any other name ever used or by which known: NONE

15. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

| Name of Employer, Complete Address and Type of Business | From Mo. Yr. | To Mo. Yr. | Position Held | Reason for Leaving | Full or Part Time |
|---|---|---|---|---|---|
| COUNTRY CLUB BANK | 08/85 | PRESENT | BOND TRADER | | FULL |
| | | | | | |
| | | | | | |

16. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

| Address (Street, City, State, ZIP Code) | From Mo. Yr. | To Mo. Yr. |
|---|---|---|
| 3031 S 63RD ST., KANSAS CITY, KS 66106 | 12/88 | PRESENT |
| | | |
| | | |
| | | |
| | | |
| | | |

**IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS**

17. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:

(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .......... Yes ☐ No ☑

(2) any other felony? .......... Yes ☐ No ☑

B. Has any domestic or foreign court ever:

(1) enjoined you in connection with any investment-related activity? .......... Yes ☐ No ☑

(2) found that you were involved in a violation of investment-related statutes or regulations? .......... Yes ☐ No ☑

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:

(1) found you to have made a false statement or omission? .......... Yes ☐ No ☑

(2) found you to have been involved in a violation of investment-related regulations or statutes? .......... Yes ☐ No ☑

(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .......... Yes ☐ No ☑

(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .......... Yes ☐ No ☑

(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .......... Yes ☐ No ☑

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:

(1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .......... Yes ☐ No ☑

(2) found you to have been involved in a violation of investment regulations or statutes? .......... Yes ☐ No ☑

(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .......... Yes ☐ No ☑

(4) entered an order against you in connection with investment-related activity? .......... Yes ☐ No ☑

(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .......... Yes ☐ No ☑

(6) revoked or suspended your license as an attorney, accountant or federal contractor? .......... Yes ☐ No ☑

E. Has any self-regulatory organization or commodities exchange:

(1) found you to have made a false statement or omission? .......... Yes ☐ No ☑

(2) found you to have been involved in a violation of its rules? .......... Yes ☐ No ☑

(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .......... Yes ☐ No ☑

(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .......... Yes ☐ No ☑

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in Items 17.A., B., or D.? .......... Yes ☐ No ☑

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .......... Yes ☐ No ☑

H. Have you been discharged or permitted to resign because you were accused of:

(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .......... Yes ☐ No ☑

(2) fraud or the wrongful taking of property? .......... Yes ☐ No ☑

(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .......... Yes ☐ No ☑

Date March 6, 2008 Signature of Applicant Chuck Raplinger

---

# FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name RAPLINGER CHUCK HOWARI

19. Financial Institution Government Securities Broker or Dealer Name COUNTRY CLUB BANK

20. Financial Institution Government Securities Broker or Dealer Address 9400 MISSION ROAD
PRAIRIE VILLAGE, KS 66206

Receipt Stamp

21. Attention: BRIAN WALKER 816-751-1480

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Public reporting burden for this collection of information is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, (1535-0089) Washington, DC 20503.

# FORM G-FIN-4

## Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer



1. Applicant Name ADAMS (Last) MARK (First) CHRISTOPHER (Middle (If none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

   A. Name COUNTRY CLUB BANK
   B. Registration Number 8 6 2 4 5 9
   C. Main Address 9400 MISSION ROAD, PRAIRIE VILLAGE, KS 66223

3. Office of Employment of Applicant SAME

4. Date of Employment of Applicant 01/21/92

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System ☐
   - Comptroller of the Currency ☑
   - Federal Deposit Insurance Corporation ☐
   - Director Office of Thrift Supervision ☐
   - Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

| | Capacity: Supervisory | Capacity: Non-Supervisory |
|---|---|---|
| A. Underwriting, trading or sales of government securities: | ☑ | ☐ |
| B. Financial advisory or consultant services for issuers in connection with the issuance of government securities: | ☑ | ☐ |
| C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above: | ☑ | ☐ |
| D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above: | ☑ | ☐ |
| E. Processing and clearance activities with respect to government securities: | ☑ | N/A |
| F. Maintenance of records involving activities described in (A) through (E) above: | ☑ | N/A |

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

| Employer | Name and Position of Person Contacted |
|---|---|
| COMMERCE BANK OF KANSAS CITY | ROSALIE GIFFORD, COMPLIANCE OFFICER |

3/6/08 — Date
STEVE PANKNIN — Print Name of Supervisor of Applicant
Steve Pankenin — Signature of Supervisor of Applicant

## PERSONAL HISTORY OF APPLICANT

8. ADAMS (Last Name) MARK (First) CHRISTOF (Middle)

9. 510-62-2137 — Social Security Number (Completion is not mandatory)

10. 12709 GRANADA RD — Resident Street Address

11. LEAWOOD (City) KS (State) 66209 (ZIP Code)

12. 07/03/54 — Date of Birth

13. KANSAS CITY, MO — Place of Birth

14. Any other name ever used or by which known: N/A

15. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

| Name of Employer, Complete Address and Type of Business | From Mo. Yr. | To Mo. Yr. | Position Held | Reason for Leaving | Full or Part Time |
|---|---|---|---|---|---|
| COUNTRY CLUB BANK | 01/92 | PRESENT | BOND TRADER | | FULL |
| COMMERCE BANK, KANSAS CITY | 09/89 | 01/92 | BOND TRADER | OPPORTUNITY | FULL |
| | | | | | |

16. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

| Address (Street, City, State, ZIP Code) | From Mo. Yr. | To Mo. Yr. |
|---|---|---|
| 12709 GRANADA ROAD, LEAWOOD, KS 66209 | 11/07 | PRESENT |
| 10700 W 133RD TERRACE, OVERLAND PARK, KS 66213 | 06/07 | 11/07 |
| 4043 W 124TH TERRACE, LEAWOOD, KS 66209 | 06/05 | 06/07 |
| 8400 BELINDER ROAD, LEAWOOD, KS 66206 | 09/83 | 06/05 |
| | | |
| | | |

**IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS**

17. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? ..... Yes ☐ No ☑
(2) any other felony? ..... Yes ☐ No ☑

B. Has any domestic or foreign court ever:
(1) enjoined you in connection with any investment-related activity? ..... Yes ☐ No ☑
(2) found that you were involved in a violation of investment-related statutes or regulations? ..... Yes ☐ No ☑

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
(1) found you to have made a false statement or omission? ..... Yes ☐ No ☑
(2) found you to have been involved in a violation of investment-related regulations or statutes? ..... Yes ☐ No ☑
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? ..... Yes ☐ No ☑
(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? ..... Yes ☐ No ☑
(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? ..... Yes ☐ No ☑

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
(1) found you to have made a false statement or omission or been dishonest, unfair or unethical? ..... Yes ☐ No ☑
(2) found you to have been involved in a violation of investment regulations or statutes? ..... Yes ☐ No ☑
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? ..... Yes ☐ No ☑
(4) entered an order against you in connection with investment-related activity? ..... Yes ☐ No ☑
(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? ..... Yes ☐ No ☑
(6) revoked or suspended your license as an attorney, accountant or federal contractor? ..... Yes ☐ No ☑

E. Has any self-regulatory organization or commodities exchange:
(1) found you to have made a false statement or omission? ..... Yes ☐ No ☑
(2) found you to have been involved in a violation of its rules? ..... Yes ☐ No ☑
(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? ..... Yes ☐ No ☑
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? ..... Yes ☐ No ☑

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 17.A., B., or D.? ..... Yes ☐ No ☑

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? . . . Yes ☐ No ☑

H. Have you been discharged or permitted to resign because you were accused of:
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? . . . Yes ☐ No ☑
(2) fraud or the wrongful taking of property? . . . Yes ☐ No ☑
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? . . . Yes ☐ No ☑

Date 3-5-08 Signature of Applicant [signature]

---

# FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name ADAMS MARK CHRIST(

19. Financial Institution Government Securities Broker or Dealer Name COUNTRY CLUB BANK

20. Financial Institution Government Securities Broker or Dealer Address 9400 MISSION ROAD
PRAIRIE VILLAGE, KS 66206

Receipt Stamp

21. Attention: BRIAN WALKER 816-751-1480

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

# FORM MSD-4 /G-Fin-4

## Uniform Application for Municipal Securities Principal or Municipal Securities Representative Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Wilhite (Last) Shannon (First) Nicole (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   - A. NAME Country Club Bank
   - B. REGISTRATION NUMBER 862459
   - C. MAIN ADDRESS 9400 Mission Road, Prairie Village, KS 66206

3. OFFICE OF EMPLOYMENT OF APPLICANT same

4. DATE OF EMPLOYMENT WITH MSD June (Month) 15 (Day) 1998 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☑ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):

| | | | |
|---|---|---|---|
| Municipal Securities Representative | ☐ | Government Securities Representative | ☐ |
| Municipal Securities Principal | ☑ | Government Securities Supervisor | ☑ |

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

| | | Capacity: Supervisory | Capacity: Non-Supervisory |
|---|---|---|---|
| A. | Underwriting, trading or sales of municipal securities: | ☑ | ☐ |
| B. | Financial advisory or consultant services for issuers in connection with the issuance of municipal securities: | ☑ | ☐ |
| C. | Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above: | ☑ | ☐ |
| D. | Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above: | ☑ | ☐ |
| E. | Processing and clearing activities with respect to municipal securities: | ☑ | N/A |
| F. | Maintenance of records involving activities described in items 7.A through 7.E above: | ☑ | N/A |
| G. | Training of municipal securities principals or municipal securities representatives: | ☑ | N/A |

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

| EMPLOYER | NAME AND POSITION OF PERSON CONTACTED |
|---|---|
| C.J.'s Restaurant | Cheri Sevcik, Owner |

Date 3/6/08 — Print Name of Municipal Securities Principal STEVE PANKNIN — Signature of Municipal Securities Principal [signature]

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

# PERSONAL HISTORY OF APPLICANT

9. Wilhite Shannon Nicole
Name: Last First Middle

10. 495-90-7906
Social Security Number (optional)

11. 10903 Cottonwood St.
Resident Street Address

12. Lenexa KS 66215
City State Zip

13. 08-29-76
Date of Birth (Month/Day/Year)

14. Kansas City, MO
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: Shannon Nicole Imming

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

| Name of Employer and Complete Address | Type of Business | From mm/yy | To mm/yy | Position Held | Reason For Leaving | Full Time or Part Time |
|---|---|---|---|---|---|---|
| C.J.'s Restaurant 704 West Broadway | Restaurant | 09/96 | 04/98 | Waitress | Graduated | Part |
| KT Fryers 12842 W. 87th st. Pkwy | Restaurant | 07/00 | 07/01 | Waitress | | Part |
| Tanner's Bar & Grill 7425 Broadway KCMO | Restaurant | 06/99 | 06/00 | Waitress | | Part |
| | | | | | | |
| | | | | | | |

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

| Address (Street, City, State, ZIP, Country) | From mm/yy | To mm/yy |
|---|---|---|
| 10903 Cottonwood St., Lenexa, KS 66215 | 08/04 | Present |
| 6911 Benson, Merriam, KS 66204 | 04/00 | 08/04 |
| | | |
| | | |

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☒ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination Series 52 Approximate Date (mm/yy) 07-22-99

Type of Examination Series 53 Approximate Date (mm/yy) 12-03-07

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☒

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ____________ Basis for Exemption or Waiver Approximate Date (mm/yy) ____________

Type of Examination ____________ Basis for Exemption or Waiver Approximate Date (mm/yy) ____________

19. Are you currently bonded? Yes ☑ No ☐

**IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:**

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☑

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☑

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☑

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☑

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☑

Date 3-5-08 Signature of Applicant [signature]

## Acknowledgement for
## FORM MSD-4 ☒
## FORM G-FIN-4 ☒

26. Applicant Name Shannon Nicole Wilhite

27. Bank Municipal Securities Dealer Name Country Club Bank

Receipt Stamp

28. Bank Municipal Securities Dealer Address 9400 Mission Road, Prairie Village, KS 66206

29. Attention: Brian Walker

**WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.**

<u>Mail the form to the Regulator indicated in item 5</u>

The Office of the Comptroller of the Currency
Treasury and Market Risk, (MS 7-1)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Market and Liquidity Risk Section
Mail Stop 185
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429

## FORM MSD-4 /G-Fin-4
## Uniform Application for
## Municipal Securities Principal or Municipal Securities Representative
## Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Russell (Last) Lawrence (First) E. (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   - A. NAME Country Club Bank
   - B. REGISTRATION NUMBER 862459
   - C. MAIN ADDRESS 9400 Mission Road
     Prairie Village, KS 66206

3. OFFICE OF EMPLOYMENT OF APPLICANT same

4. DATE OF EMPLOYMENT WITH MSD 04 (Month) 16 (Day) 04 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☒ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   - Municipal Securities Representative ☐
   - Municipal Securities Principal ☒
   - Government Securities Representative ☐
   - Government Securities Supervisor ☒

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

| | | Capacity: Supervisory | Capacity: Non-Supervisory |
|---|---|---|---|
| A. | Underwriting, trading or sales of municipal securities: | ☒ | ☐ |
| B. | Financial advisory or consultant services for issuers in connection with the issuance of municipal securities: | ☒ | ☐ |
| C. | Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above: | ☒ | ☐ |
| D. | Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above: | ☒ | ☐ |
| E. | Processing and clearing activities with respect to municipal securities: | ☒ | N/A |
| F. | Maintenance of records involving activities described in items 7.A through 7.E above: | ☒ | N/A |
| G. | Training of municipal securities principals or municipal securities representatives: | ☒ | N/A |

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

| EMPLOYER | NAME AND POSITION OF PERSON CONTACTED |
|---|---|
| | |
| | |

10-22-04 — Date

Steve W. Pankhin — Print Name of Municipal Securities Principal

[signature] — Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

## PERSONAL HISTORY OF APPLICANT

9. Russell Lawrence E.
Name: Last First Middle

10. 441-46-9359
Social Security Number (optional)

11. 9837 Juniper Ln.
Resident Street Address

12. Overland Park, KS 66207
City State Zip

13. 10 22 46
Date of Birth (Month/Day/Year)

14. Kansas City, MO
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: Larry Russell

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

| Name of Employer and Complete Address | Type of Business | From mm/yy | To mm/yy | Position Held | Reason For Leaving | Full Time or Part Time |
|---|---|---|---|---|---|---|
| Country Club Bank | Invest | 04/04 | Present | Sales | N/A | Full |
| Commerce Bank of KC | Invest | 06/96 | 04/04 | Sales | Job | Full |
| G. K. Baum, KC | Invest | 08/95 | 06/96 | Sales | Job | Full |
| Scout Brokerage Ser. KC | Invest | 10/85 | 08/95 | Sales | Job | Full |

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

| Address (Street, City, State, ZIP, Country) | From mm/yy | To mm/yy |
|---|---|---|
| 9837 Juniper Ln., Overland Park, KS 66207 | 07/97 | Present |

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☑ No ☐ 53, 7

If yes, state below the type of examination and the approximate date taken.

Type of Examination MSRB PRINCIPAL 53 Approximate Date (mm/yy) 11/97

Type of Examination Series 7 Approximate Date (mm/yy) 4/95

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☒

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

19. Are you currently bonded? Yes ☒ No ☐

**IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:**

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☑

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☑

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☑

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☑

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☑

Date 5-5-04 Signature of Applicant [signature]

**Acknowledgement for**
**FORM MSD-4 ☒**
**FORM G-FIN-4 ☒**

26. Applicant Name Lawrence E. Russell

27. Bank Municipal Securities Dealer Name Country Club Bank

**Receipt Stamp**

28. Bank Municipal Securities Dealer Address 9400 Mission Road Prairie Village, KS 66206

29. Attention: Brian Walker

**WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.**

Mail the form to the Regulator indicated in item 5

The Office of the Comptroller of the Currency
Treasury and Market Risk, (MS 7-1)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Special Activities Section
Mail Stop 406
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429

END